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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049871

SEC Mail Processing Section MAR 16 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68381

KH 3/18

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TAP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 34th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name -- *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KW 3/17

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAP SECURITIES LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAJIVI C. TURNER
Notary Public - State of Florida
My Comm. Expires Apr 30, 2016
Commission # EE 194033

Signature

Financial and Operations Principal
Title

Feb 26, 2015
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
TAP Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of TAP Securities LLC as of December 31, 2014. This financial statement is the responsibility of TAP Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. TAP Securities LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TAP Securities LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of TAP Securities LLC at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

March 13, 2015

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets

Cash	$	931,329
Accounts receivable		192,500
Equity investment		3,125
Total assets	$	1,126,954

Liabilities and Member's Capital

Liabilities:		
Due to parent company	$	275,000
Total liabilities		275,000
Member's capital		851,954
Total liabilities and member's capital	$	1,126,954

The accompanying notes are an integral part of these financial statements.

TAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note 1 - Organization and nature of business

TAP Securities LLC (the "Company"), is a limited liability company that provides investment banking, financial and related advisory services to various clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is 100% owned by TAP Advisors LLC (the "Parent").

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2014, the Company had no allowance for uncollectible accounts. Accounts receivable for which an allowance for uncollectable accounts was recorded at December 31, 2013 in the amount of $475,000 was collected during 2014.

Revenue recognition

Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement and, if so provided in the engagement terms, are offset against success fees. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached. Reimbursement of amounts incurred on a client's behalf related to the above activities are not included in fee revenue but recorded as a reduction of client related expenses.

Income taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the New York City Unincorporated Business Tax return of its Parent.

Note 2 - Summary of significant accounting policies (cont'd)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2014 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management of the Company. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions. The Portfolio Company generally records its investments at amounts which approximate fair value in accordance with U.S. GAAP. The fair value at which the Portfolio Company is presented in the statement of financial condition may be different from the amount the Company would receive in a sale or liquidation of its investment and the differences may be material.

Note 2 - Summary of significant accounting policies (cont'd)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets, at fair value				
Investments				
Equity Investments	$ -	$ -	$ 3,125	$ 3,125
Total Assets, at fair value	$ -	$ -	$ 3,125	$ 3,125

The following is a reconciliation of Level 3 investments for the year ended December 31, 2014:

	Balance December 31, 2013	Net additions/ (sales)	Net change in unrealized appreciation/ (depreciation)	Balance December 31, 2014
Assets				
Equity Securities:				
Investments				
DFG Holdings	$ -	$ 3,125	$ -	$ 3,125
Total assets	$ -	$ 3,125	$ -	$ 3,125

Note 3 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Note 4 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $733,329, which was $633,329 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of the paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers.

Note 5 - Related party transactions

Pursuant to an expense sharing agreement (the "Agreement"), the Parent provides substantially all operational and administrative services and facilities to the Company. The fees charged by the Parent and agreed to by the parties totaled $7,855,543 for the year ended December 31, 2014. This amount includes $3,360,000 representing principally office and administrative services; the balance represents management fees that are determined from time to time at the discretion and mutual agreement of the Company and its Parent. The Company regularly reimburses its Parent for these expenses. At December 31, 2014, there was $275,000 owed to its Parent.

The Agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Effective January 1, 2015 fees charged by the Parent Company for office and administrative series was increased to $325,000 a month.

During 2014 Company recorded $399,070 as capital contributions from the Parent in lieu of the payment of certain aforementioned expenses referred to as forgiveness of debt on Statement of Cash Flows.